UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
BARE ESCENTUALS, INC.
(Name of Subject Company)
BARE ESCENTUALS, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
067511 10 5
(CUSIP Number of Class of Securities)
Deanna Chechile
Vice President & General Counsel
71 Stevenson Street, 22nd Floor
San Francisco, California 94105
(415) 489-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010, as amended by Amendment No. 1 filed on January 28, 2010 and Amendment No. 2 filed on February 1, 2010 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Bare Escentuals, Inc. (the "Company”). The Schedule 14D-9 relates to the offer by Shiseido Company, Limited, a Japanese corporation (“Parent”), through its wholly-owned subsidiary, Blush Acquisition Corporation, a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for, with respect to each share, the right to receive $18.20 in cash, without interest, upon the terms and subject to the conditions set forth in Parent’s Offer to Purchase, dated January 25, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment No. 3 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information
Section (g) of Item 8 captioned “Certain Litigation” is hereby amended and supplemented by adding the following as the new fifth paragraph of such section:
     “On January 29, 2010, the lawsuits captioned Keeler v. Bare Escentuals, Inc., et al., Sonar Radio Corp. v. Bare Escentuals, Inc., et al., Stephen Carlson v. Bare Escentuals, Inc. et al. and John C. Heller v. Leslie A. Blodgett, et al. were consolidated by the California Superior Court in San Francisco into a single action. On February 1, 2010, a consolidated complaint captioned In re Bare Escentuals Shareholder Litigation was filed, which contained substantially the same claims and requesting substantially the same prayers for relief as the prior complaints. The Company continues to believe the plaintiffs’ allegations lack merit and will contest them vigorously.”
Section (g) of Item 8 captioned “Certain Litigation” is hereby further amended by deleting the following paragraph from the end of such section:
     “The defendants believe that the lawsuits are without merit and intend to defend them vigorously.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Myles McCormick
	Name:	Myles McCormick
	Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer

Dated: February 3, 2010